UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2009
Commission File Number 001-33921
Cascal N.V.
(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated Balance Sheets

		June 30,
		2009	March 31,
Amounts expressed in thousands of USD	Notes	Unaudited	2009

Assets
Fixed Assets
Intangible fixed assets	4	44,320	42,860
Tangible fixed assets	5	446,966	397,593
Financial fixed assets	6	20,860	19,298

		512,146	459,751

Current Assets
Stocks	7	2,758	2,174
Work in progress	7	4,776	3,727
Debtors	8	69,356	51,350
Cash at bank and in hand	9	38,970	34,678

		115,860	91,929

Total Assets		628,006	551,680

Shareholders’ Equity & Liabilities
Shareholders’ equity		134,468	118,214
Minority shareholders’ interest	10	34,989	35,080

Group Equity		169,457	153,294

Negative goodwill	11	1,196	1,210
Provisions	12	67,821	60,328
Deferred revenue	12	61,546	51,708
Long term liabilities	13	239,761	161,812
Current liabilities	14	88,225	123,328

Total Liabilities		458,549	398,386

Total Shareholders’ Equity and Liabilities		628,006	551,680

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Income

	Three months ended
	June 30, 2009		Three months ended June 30, 2008
Amounts, except shares and		Continuing and total	Continuing	Discontinued
per share amounts, expressed		operations	operations	operations	Total
in thousands of USD	Notes	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	15	40,895	42,956	—	42,956
Operating Expenses
Raw and auxiliary materials and other external costs		10,497	10,011	—	10,011
Staff costs		8,686	9,054	—	9,054
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill		5,943	5,928	—	5,928
Profit on disposal of intangible and tangible fixed assets		(1,235)	(808)	—	(808)
Other operating charges		7,373	7,177	—	7,177

		31,264	31,362	—	31,362

Operating Profit	15	9,631	11,594	—	11,594

Net Financial Income and Expense
Gain on disposal / termination of subsidiary	17	—	—	3	3
Exchange rate results		252	(173)	—	(173)
Interest income		222	591	8	599
Interest expense		(432)	(3,182)	(1)	(3,183)

		42	(2,764)	10	(2,754)

Profit before Taxation		9,673	8,830	10	8,840
Taxation	16	(3,011)	(3,067)	—	(3,067)

Profit after Taxation		6,662	5,763	10	5,773
Minority Interest	10	(166)	(271)	—	(271)

Net Profit	15	6,496	5,492	10	5,502

Earnings per share — Basic and Diluted		0.21	0.18	0.00	0.18
Weighted average number of shares — Basic and Diluted		30,566,007	30,566,007	30,566,007	30,566,007

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Changes in
Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
	Share	Premium	Currency	Retained	Results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2008	24,220	87,784	14,895	—	9,827	136,726

Appropriation of prior year’s result	—	—	—	4,326	(4,326)	—
Distribution to shareholders	—	—	—	—	(5,502)	(5,502)
Net result for the year	—	—	—	—	17,841	17,841
Currency translation	(3,929)	—	(26,922)	—	—	(30,851)

Net movement for the period	(3,929)	—	(26,922)	4,326	8,013	(18,512)

Balance at March 31, 2009	20,291	87,784	(12,027)	4,326	17,840	118,214

Changes during the period (unaudited):
Net result for the period	—	—	—	—	6,496	6,496
Currency translation	1,147	—	8,611	—	—	9,758

Net movement for the period	1,147	—	8,611	—	6,496	16,254

Balance at June 30, 2009 (unaudited)	21,438	87,784	(3,416)	4,326	24,336	134,468

The authorized share capital of the Company as at June 30, 2009 amounts to EUR 50 million (USD 70.1 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.70) each. Issued share capital amounts to EUR 15.3 million (USD 21.4 million) and consists of 30,566,007 common shares with a nominal value of EUR 0.50 (USD 0.70) each. Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements.
The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

Cash Flow from Operating Activities
Net profit	6,496	5,502
Adjustments for:
Minority interest	166	271
Taxation	3,011	3,067
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,943	5,928
Profit on disposal of intangible and tangible fixed assets	(1,235)	(808)
Interest income	(222)	(599)
Interest expense	432	3,183
Exchange rate results	(252)	173
Gain on disposal / termination of subsidiary	—	(3)
Changes in provisions	1,305	960
Changes in stocks and work in progress	(1,368)	(271)
Changes in debtors	(12,475)	(16,890)
Changes in current liabilities	17,914	21,175
Changes in long term debtors	2	1,345
Interest received	161	677
Interest paid	(1,707)	(1,773)
Tax paid	(1,324)	(555)

	16,847	21,382

Cash Flow used in Investing Activities
Purchases of intangible fixed assets	(35)	—
Purchases of tangible fixed assets	(15,911)	(8,174)
Increase in restricted cash balances	(78)	(655)

Total capital expenditure	(16,024)	(8,829)
Proceeds from disposals of tangible fixed assets	1,240	1,145
Purchases of subsidiaries and joint ventures, net of cash	—	(40,279)
Proceeds from disposal / termination of subsidiary, net of cash	—	3

	(14,784)	(47,960)

Cash Flow from/(used in) Financing Activities
Issue of shares to minority shareholder in China Water	—	1,972
New loans	2,345	43,592
Loans repaid	(1,763)	(1,987)
Changes in bank overdrafts	(28)	166
Distributions made to minority interests	—	(408)

	554	43,335

Total Cash Flow	2,617	16,757

Exchange and translation differences on cash at bank and in hand	1,675	172

	4,292	16,929

Cash at bank and in hand at beginning of period	34,678	54,380

Cash at bank and in hand at end of period	38,970	71,309

The accompanying notes form part of these unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial
Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in seven countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
From April 1, 2009 until June 30, 2009 42% of the Company’s stock has been publicly owned with the remainder owned by Biwater Investments Limited.
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of June 30, 2009 and March 31, 2009, the results of operations for the three months ended June 30, 2009 and 2008 and cash flows for the three months ended June 30, 2009 and 2008.
Certain amounts have been reclassified within the comparative periods so as to be consistent with the current period’s presentation.
The results of operations for the three months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year.
2—Accounting Policies
The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2009 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2009.
The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

3—Exchange rates
The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		three months		Average		three months
	As at	ended	As at	year ended	As at	ended
	June 30,	June 30,	March 31,	March 31,	June 30,	June 30,
	2009	2009	2009	2009	2008	2008

Euro	0.713	0.732	0.753	0.708	0.635	0.638
British Pound	0.607	0.650	0.698	0.592	0.503	0.504
Chilean Peso	531.250	563.280	582.250	556.860	526.950	475.800
Mexican Peso	13.170	13.578	14.103	12.035	10.304	10.454
South African Rand	7.723	8.437	9.510	8.718	7.828	7.785
Indonesian Rupiah	10,208.000	10,659.000	11,555.000	10,260.000	9,220.000	9,241.000
Philippine Peso	48.125	48.036	48.325	46.135	44.895	43.175
Chinese Yuan	6.831	6.829	6.834	6.871	6.854	6.949

4—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2008
At cost	5,413	17,962	4,408	27,783
Accumulated amortization	(2,449)	(5,851)	(1,059)	(9,359)

	2,964	12,111	3,349	18,424

Changes during the year:
Acquisitions of subsidiaries, joint ventures and minority interest	5,026	3,685	22,480	31,191
Additions	118	—	18	136
Amortization	(522)	(485)	(1,074)	(2,081)
Currency translation differences — cost	(1,160)	(4,836)	(737)	(6,733)
Currency translation differences — amortization	93	1,482	348	1,923

	3,555	(154)	21,035	24,436

Net book value at March 31, 2009
At cost	9,397	16,811	26,169	52,377
Accumulated amortization	(2,878)	(4,854)	(1,785)	(9,517)

	6,519	11,957	24,384	42,860

Changes during the period (unaudited):
Additions	—	—	35	35
Amortization	(100)	(140)	(324)	(564)
Currency translation differences — cost	687	1,616	397	2,700
Currency translation differences — amortization	(59)	(477)	(175)	(711)

	528	999	(67)	1,460

Net book value at June 30, 2009 (unaudited)
At cost	10,084	18,427	26,601	55,112
Accumulated amortization	(3,037)	(5,471)	(2,284)	(10,792)

	7,047	12,956	24,317	44,320

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2008
At cost	78,754	240,167	184,727	13,369	517,017
Accumulated depreciation	(14,931)	(44,481)	(81,420)	(9,828)	(150,660)

	63,823	195,686	103,307	3,541	366,357

Changes during the year:
Acquisition of subsidiaries and joint ventures	15,370	73,473	4,086	140	93,069
Additions	3,690	27,870	14,966	1,342	47,868
Disposals	(426)	(168)	(372)	(36)	(1,002)
Depreciation	(2,140)	(7,551)	(10,083)	(1,168)	(20,942)
Reclassifications — cost(1)	9,686	3,778	(12,131)	(520)	813
Reclassifications — depreciation(1)	(3,346)	(2,526)	4,644	415	(813)
Other changes	(1)	2	(9)	25	17
Currency translation differences—cost	(19,018)	(59,829)	(46,885)	(3,615)	(129,347)
Currency translation differences—depreciation	4,114	11,936	22,786	2,737	41,573

	7,929	46,985	(22,998)	(680)	31,236

Net book value at March 31, 2009
At cost	88,056	285,291	144,391	10,680	528,418
Accumulated depreciation	(16,304)	(42,620)	(64,082)	(7,819)	(130,825)

	71,752	242,671	80,309	2,861	397,593

Changes during the period (unaudited):
Additions(2)	—	12,188	2,154	342	14,684
Disposals	—	—	(4)	(1)	(5)
Depreciation	(542)	(1,983)	(2,575)	(299)	(5,399)
Other changes .	(88)	9	(13)	9	(83)
Currency translation differences—cost	8,498	29,772	18,412	1,500	58,182
Currency translation differences—depreciation	(1,884)	(5,628)	(9,361)	(1,133)	(18,006)

	5,984	34,358	8,613	418	49,373

Net book value at June 30, 2009 (unaudited)
At cost	96,466	327,260	164,645	12,491	600,862
Accumulated depreciation	(18,730)	(50,231)	(75,723)	(9,212)	(153,896)

	77,736	277,029	88,922	3,279	446,966

(1)	Management has reviewed asset categories as part of the Group’s preparations for compliance with Section 404 of the Sarbanes-Oxley Act and as a result certain tangible fixed assets have been reclassified during the period.

(2)	Includes additions of USD 6.2 million made by Zhumadian China Water Company Limited.

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2008	2,993	18,854	4,929	26,776
Less: Short term portion	(27)	(64)	—	(91)

Long term portion	2,966	18,790	4,929	26,685

Changes during the year:
Acquisitions of subsidiaries and joint ventures	—	1,107	—	1,107
Additions	24	—	98	122
Redemptions	—	—	(1,104)	(1,104)
Deferred taxes charged in the statement of income	—	(818)	—	(818)
Decrease in provision	248	—	—	248
Transfer to short term debtors	(2,232)	—	—	(2,232)
Currency translation difference	(156)	(3,569)	(846)	(4,571)

Balance at March 31, 2009	877	15,574	3,077	19,528
Less: Short term portion	—	(67)	(163)	(230)

Long term portion	877	15,507	2,914	19,298

Changes during the period (unaudited):
Additions	4	—	78	82
Deferred taxes charged in the statement of income	—	(436)	—	(436)
Transfer to short term debtors	(5)	—	—	(5)
Currency translation difference	40	1,351	534	1,925

Balance at June 30, 2009 (unaudited)	916	16,489	3,689	21,094
Less: Short term portion	—	(71)	(163)	(234)

Long term portion	916	16,418	3,526	20,860

7—Stocks and work in progress

	June 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Raw materials and consumables	2,699	2,115
Work in progress	4,776	3,727
Finished products and goods for resale	59	59

	7,534	5,901

8—Debtors

	June 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Trade debtors(1)	47,798	31,975
Provision for bad & doubtful debts	(4,638)	(4,012)

Trade debtors, net	43,160	27,963

Receivables from affiliated companies*	908	1,352
Taxation and social security	4,326	4,266
Promissory notes	2,418	2,356
Other debtors(2)	4,831	4,873
Prepayments	13,713	10,540

	69,356	51,350

*	Affiliated companies are companies in the Biwater group.

(1)	Trade debtors at June 30, 2009 includes an amount of USD 7.1 million (March 31, 2009: USD 7.1 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007, April 1, 2008 and September 1, 2008 but that have not been paid by the client. The client has approved these rate increases and accordingly the existence of the amounts outstanding is not under challenge. Management considers these amounts to be recoverable in full notwithstanding the present delay in their payment.

(2)	Other debtors at June 30, 2009 included USD 0.2 million of restricted cash whose restriction falls away within 12 months.

9—Cash at bank and in hand

	June 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Cash at bank and in hand	28,003	22,999
Short term deposits	13,314	14,160
Less: Restricted cash balances	(3,689)	(3,077)
Other cash equivalents—liquidity fund	1,342	596

	38,970	34,678

10—Minority shareholders’ interest

	Three
	months
	ended	Year
	June 30,	ended
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Balance at beginning of period	35,080	16,101
Changes during the period:
Acquisition of subsidiaries(1)	—	16,826
Issue of shares	—	1,972
Share of profits	166	1,012
Dividends paid and payable	(518)	(434)
Purchase of minority interest(2)	—	(548)
Currency translation differences	261	151

Balance at end of period	34,989	35,080

(1)	Minority interest arising from acquisition of subsidiaries in the year ended March 31, 2009 relates to the acquisition of a 51% shareholding in a newly incorporated subsidiary providing water services to the inhabitants of Zhumadian, China.

(2)	On August 21, 2008 Cascal Operations (Pty) Limited (COPS), a South African subsidiary of the Company, purchased the 10% minority shareholding in The Greater Nelspruit Utility Company (Pty) Ltd (GNUC) held by Sivukile Investments (Pty) Ltd. (Sivukile), a black empowerment enterprise for 8.4 million Rand (USD 1.0 million). USD 0.9 million of this consideration was in settlement of an outstanding loan together with accrued interest from COPS to Sivukile with the remainder paid in cash. USD 0.5 million of goodwill was generated as a result of this purchase and is included in note 4. GNUC operates our concession agreement in Nelspruit, South Africa and is now a 100% subsidiary of the Group.
11—Negative goodwill

	Three
	months
	ended	Year
	June 30,	ended
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Balance at beginning of period	1,210	1,232
Amortization	(15)	(55)
Currency translation differences	1	33

Balance at end of period	1,196	1,210

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Deferred	Other
Amounts expressed in thousands of USD	provisions	liabilities	revenue	provisions	Total

Balance at April 1, 2008	14,167	51,510	60,664	—	126,341

Acquisition of subsidiaries	1,386	6,105	—	18	7,509
Contributions receivable	—	—	8,186	—	8,186
Employer contributions payable	(1,894)	—	—	—	(1,894)
Charged/(credited) to statement of income	329	6,199	(1,592)	5	4,941
Currency translation differences	(3,696)	(13,801)	(15,550)	—	(33,047)

Balance at March 31, 2009	10,292	50,013	51,708	23	112,036

Changes during the period (unaudited):
Contributions receivable	—	—	1,899	—	1,899
Employer contributions payable	(437)	—	—	—	(437)
Charged/(credited) to statement of income	248	123	(407)	—	(36)
Currency translation differences	1,312	6,247	8,346	—	15,905

Balance at June 30, 2009 (unaudited)	11,415	56,383	61,546	23	129,367

13—Long term liabilities

	Unsecured	Secured	Finance
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total

Balance at April 1, 2008	1,047	184,495	10,545	890	196,977
Less: Short term portion	—	(5,340)	(1,400)	(47)	(6,787)

Long term portion	1,047	179,155	9,145	843	190,190

Changes during the year:
Acquisitions of subsidiaries	20,214	7,725	—	—	27,939
New loans	8,718	48,130	396	—	57,244
Interest added to loan balance	—	6,005	—	—	6,005
Repayment of loans	—	(11,673)	(1,270)	—	(12,943)
Transferred to current liabilities(1)	—	(60,000)	—	—	(60,000)
Currency translation differences	(198)	(43,405)	(2,727)	(54)	(46,384)

Balance at March 31, 2009	29,781	131,277	6,944	836	168,838
Less: Short term portion	(1,518)	(4,539)	(922)	(47)	(7,026)

Long term portion	28,263	126,738	6,022	789	161,812

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures New loans	1,034	1,282	29	—	2,345
Interest deducted from loan balance	—	(1,698)	—	—	(1,698)
Repayment of loans	(47)	(1,654)	(45)	(17)	(1,763)
Transferred from current liabilities(1)	—	60,000	—	—	60,000
Currency translation differences	87	18,385	1,084	5	19,561

Balance at June 30, 2009 (unaudited)	30,855	207,592	8,012	824	247,283
Less: Short term portion	(1,464)	(4,932)	(1,083)	(43)	(7,522)

Long term portion	29,391	202,660	6,929	781	239,761

(1)	Represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility was amended and restated on June 26, 2009 and is now due to expire on June 30, 2011. Therefore in the year ended March 31, 2009 the balance was transferred to current liabilities and in the three months ended June 30, 2009 was transferred back to long term liabilities following the amendment and restatement of the facility on June 26, 2009.

The long term liabilities at June 30, 2009 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

1-2 years	1,464	64,169	1,122	105	66,860
2-3 years	2,196	3,842	1,092	92	7,222
3-4 years	2,928	3,681	1,136	92	7,837
4-5 years	2,928	1,685	1,151	92	5,856
After 5 years	19,875	129,283	2,428	400	151,986

The long term liabilities at June 30, 2009 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

US Dollar (USD)	—	62,755	—	13	62,768
British Pounds (GBP)	268	120,931	6,416	82	127,697
South Africa Rand (ZAR)	—	8,260	513	—	8,773
Unidades de Fomento (UF)	809	8,874	—	—	9,683
Chinese Yuan (RMB)	28,314	—	—	—	28,314
Other	—	1,840	—	686	2,526

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.
The long term liabilities at June 30, 2009 relate to loans and other payables that have:

	Unsecured	Secured	Finance
Amounts, except percentages, expressed in thousands	bank loans	bank loans	leases	Other	Total
of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Fixed interest rates	1,077	139,905	2	768	141,752
Floating interest rates	28,314	62,755	6,927	13	98,009

	29,391	202,660	6,929	781	239,761

Average interest rates applied during the period	7.92%	3.61%	6.96%	0.00%	4.19%

14—Current liabilities

	June 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Current installments of long term liabilities	7,522	7,026
Short term loans(1)	1,816	61,867
Bank overdrafts	178	192
Trade creditors	11,073	10,445
Amounts payable to affiliated companies*	71	128
Taxation and social security	9,479	6,423
Accruals and deferred income	37,667	17,200
Other creditors	20,419	20,047

	88,225	123,328

(1)	USD 60.0 million of the amount at March 31, 2009 represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility was amended and restated on June 26, 2009 and is now due to expire on June 30, 2011. Therefore in the year ended March 31, 2009 the balance was transferred to current liabilities and in the three months ended June 30, 2009 was transferred back to long term liabilities following the amendment and restatement of the facility on June 26, 2009.

*	Affiliated companies are companies in the Biwater group.
15—Segmental disclosures
Revenue—geographical analysis

	Three months ended	Three months ended
	June 30,	June 30,
	2009	2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	18,870	24,198
South Africa	5,357	5,377
Indonesia	3,095	3,411
China	5,890	3,425
Chile	4,302	2,596
Panama	2,585	3,011
The Philippines	713	761
Holding Companies	677	1,043
Less: Inter-segment sales	(594)	(866)

	40,895	42,956

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:

	Three months ended	Three months ended
Revenue—regulated and unregulated	June 30, 2009	June 30, 2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

Regulated	33,644	35,517
Unregulated	7,251	7,439

	40,895	42,956

Operating profit—geographical analysis

	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	6,525	7,978
South Africa	1,281	1,442
Indonesia	858	1,329
China	563	617
Chile	900	183
Panama	1,086	1,622
The Philippines	297	305
Holding Companies	(1,879)	(1,882)

	9,631	11,594

Net profit—geographical analysis

	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	5,252	4,282
South Africa	672	791
Indonesia	618	920
China	209	323
Chile	858	(187)
Panama	929	1,374
The Philippines	275	292
Holding Companies	(2,317)	(2,303)

Continuing Operations	6,496	5,492

Discontinued Operations — Mexico (note 17)	—	10

	6,496	5,502

16—Taxation
The table below summarizes the principal contributing factors behind the effective tax rates:

	Three months ended		Three months ended
	June 30, 2009		June 30, 2008
Amounts expressed in thousands of USD	Unaudited	%	Unaudited	%

Profit before taxation	9,673		8,840
Dutch standard rate	(2,467)	25.5	(2,254)	25.5
Disallowed expenditure	(199)	2.0	(103)	1.2
Non-taxable income	22	(0.2)	22	(0.2)
Prior period adjustments	24	(0.3)	28	(0.3)
Changes in tax rates	—	—	(66)	0.7
Increase in deferred tax assets not recognized	(330)	3.4	(507)	5.8
Decrease in deferred tax assets not recognized	216	(2.2)	115	(1.3)
Inflation adjustment	(77)	0.8	95	(1.1)
Effect of overseas tax rates	118	(1.2)	(251)	2.8
Deferred tax on un-remitted foreign earnings	(320)	3.3	(143)	1.6
Other	2	0.0	(3)	0.0

Total tax charge	(3,011)	31.1	(3,067)	34.7

17—Disposal of subsidiaries
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the three months ended June 30, 2008.
18—Contingent liabilities
The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sections established within BRASS. The Cascal section is called the Water Company Section and the other section is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate section, it is established under the same documentation that governs the Main Section and shares the same trustees.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 14.2 million) as at June 30, 2009 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 and based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million, the trustees have agreed to reduce the letter of credit to GBP 7.1 million (USD 11.7 million).
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In

October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 50.6 million as of June 30, 2009.
19—Subsequent events
On August 6, 2009 a cash dividend of $0.09 per share, recommended by the Company’s board of directors, was approved at the Company’s Annual General Meeting of shareholders. The dividend will be paid on September 30, 2009.

Management’s discussion and analysis of financial condition and results of operations
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately four million.
Forward-looking statements
Many statements we make in this discussion contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.
The forward-looking statements included in this discussion are subject to risks, uncertainties and assumptions about us that may cause actual results to differ materially from those indicated by such forward-looking statements including, among others: if we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced; if we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer; and any pending or future acquisitions we decide to undertake involve risks; together with those factors set forth under the headings “Forward-looking Statements”, “Risk Factors” and “Operating Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2009 as filed with the Securities and Exchange Commission (SEC) on July 1, 2009. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP.

Results of continuing operations for the three months ended June 30, 2009 and 2008
The following table sets forth our statement of income data from continuing operations as a percentage of revenue for the three months ended June 30, 2009 and 2008 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Three months ended	Percentage of	Three months ended	Percentage of	Percentage change
(Dollars in thousands)	June 30, 2009	revenue	June 30, 2008	revenue	2008-2009

Revenue	40,895	100.0%	42,956	100.0%	(4.8)%
Raw and auxiliary materials and other external costs	10,497	25.7%	10,011	23.3%	4.9%
Staff costs	8,686	21.2%	9,054	21.1%	(4.1)%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,943	14.5%	5,928	13.8%	0.3%
Profit on disposal of intangible and tangible fixed assets	(1,235)	(3.0)%	(808)	(1.9)%	52.8%
Other operating charges(1)	7,373	18.0%	7,174	16.7%	2.8%

Total operating expenses	31,264	76.4%	31,359	73.0%	(0.3)%

Operating profit	9,631	23.6%	11,597	27.0%	(17.0)%

Exchange rate results(2)	252	0.6%	(173)	(0.4)%	n/a
Interest income	222	0.5%	591	1.4%	(62.4)%
Interest expense	(432)	(1.0)%	(3,182)	(7.4)%	(86.4)%

Profit before taxation	9,673	23.7%	8,830	20.6%	9.5%
Taxation	(3,011)	(7.4)%	(3,067)	(7.1)%	(1.8)%
Minority interest	(166)	(0.4)%	(271)	(0.7)%	(38.7)%

Net profit	6,496	15.9%	5,492	12.8%	18.3%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.
•	Commentary on revenue and operating profit for the three months ended June 30, 2009 and 2008 is provided below following our discussion of EBITDA.

•	Interest expense has declined due to a reduction in interest rates on some of our floating rate borrowing, most significantly on our HSBC revolving loan facility and the retail price index element of interest added to our Artesian loan balance in our United Kingdom subsidiary.

•	Interest income has also been affected by a reduction in interest rates resulting in lower interest income from our cash balances.

EBITDA
EBITDA represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

	Three months ended	Three months ended
(Dollars in thousands)	June 30, 2009	June 30, 2008

Net profit	$6,496	$5,502
Add:
Interest (income)/expense and exchange rate results	(42)	2,757
Gain on disposal/termination of subsidiary	—	(3)
Taxation	3,011	3,067
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,943	5,928
Profit on disposal of intangible and tangible fixed assets	(1,235)	(808)
Minority interest	166	271

EBITDA	$14,339	$16,714

Revenue	$40,895	$42,956

EBITDA as a percentage of revenue	35.1%	38.9%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the three months ended June 30, 2009 and 2008. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)
	Three months		Three months
	ended June 30,	Percentage of	ended June 30,	Percentage of
(Dollars in thousands)	2009	revenue	2008	revenue

United Kingdom	$18,870	46.2%	$24,198	56.3%
South Africa	5,357	13.1%	5,377	12.5%
Indonesia	3,095	7.6%	3,411	8.0%
China (1)	5,890	14.4%	3,425	8.0%
Chile (2)	4,302	10.5%	2,596	6.0%
Panama	2,585	6.3%	3,011	7.0%
The Philippines	713	1.7%	761	1.8%
Holding companies	83	0.2%	177	0.4%

	$40,895	100.0%	$42,956	100.0%

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the three months ended June 30, 2009 and 2008.

Dutch GAAP	Operating profit by country (as reported)
	Three months		Three months
	ended June 30,	Percentage of	ended June 30,	Percentage of
(Dollars in thousands)	2009	operating profit	2008	operating profit

United Kingdom	$6,525	67.8%	$7,978	68.8%
South Africa	1,281	13.3%	1,442	12.4%
Indonesia	858	8.9%	1,329	11.5%
China (1)	563	5.8%	617	5.3%
Chile (2)	900	9.3%	183	1.6%
Panama	1,086	11.3%	1,622	14.0%
The Philippines	297	3.1%	305	2.6%
Holding companies	(1,879)	(19.5)%	(1,882)	(16.2)%

	$9,631	100.0%	$11,594	100.0%

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.

Three months ended June 30, 2009 compared to three months ended June 30, 2008
Revenue

Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2008	change 2008
	ended June 30,	ended June 30,	2008 at	-2009 at	-2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$18,870	$24,198	$18,763	$107	0.6%
South Africa	5,357	5,377	4,961	396	8.0%
Indonesia	3,095	3,411	2,958	137	4.6%
China (1)	5,890	3,425	3,482	2,408	69.2%
Chile (2)	4,302	2,596	2,193	2,109	96.2%
Panama	2,585	3,011	3,011	(426)	(14.1)%
The Philippines	713	761	684	29	4.2%
Holding companies	83	177	135	(52)	(38.4)%

Total operations	$40,895	$42,956	$36,187	$4,708	13.0%

Exchange rate effect			6,769

Total after exchange rate effect	$40,895	$42,956	$42,956

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.
Our revenue for the three months ended June 30, 2009 increased by $4.7 million compared to the three months ended June 30, 2008 at constant exchange rates due primarily to the inclusion of a full three months contribution to revenue from the Yancheng joint venture in China and our subsidiaries in Zhumadian, China and Santiago, Chile all of which we acquired during 2008/09.
•	China. The $2.4 million increase was mainly due to the inclusion of our share of revenue from April 29, 2008 following the acquisition of a 49% interest in the Yancheng joint venture and revenue from our acquisition of Zhumadian from July 23, 2008. These acquisitions account for $2.2 million of the increase with the remainder coming from a combination of rate and volume increases in our pre-existing operations in China.

•	Chile. Of the $2.1 million overall increase in revenue, $1.5 million relates to the contribution made by Servicomunal and Servilampa, which we acquired on June 27, 2008. A further $0.4 million of the total increase was contributed by our subsidiary in Northern Chile, mainly the result of tariff increases. The remainder of the increase originates from our historical Santiago operations and is the result of inflation based tariff increases and higher volumes sold.

•	South Africa. A majority of the $0.4 million increase in revenue is the result of a 10.0% rate increase implemented by our Nelspruit subsidiary and increases of 6% and 9% for water and sewerage rates respectively implemented by Siza Water, all with effect from July 2008. The remainder of the overall increase is the net of volume changes together with increased contracting and other sundry revenue.

•	Panama. The $0.4 million decrease in revenue from our Panama operation is due principally to $0.5 million revenue from a prior period recognized in the first quarter of 2008/09 following the late approval by our client of a rate increase.

Raw and auxiliary materials
and other external costs
Dutch GAAP

			Three months		Percentage
	Three months	Three months	ended June 30,	Change 2008-	change 2008-
	ended June 30,	ended June 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$3,721	$5,047	$3,912	$(191)	(4.9)%
South Africa	1,675	1,609	1,484	191	12.9%
Indonesia	1,290	1,154	1,000	290	29.0%
China (1)	1,879	865	880	999	113.5%
Chile (2)	1,697	1,125	950	747	78.6%
Panama (3)	—	—	—	—	n/a
The Philippines	235	211	190	45	23.7%
Holding companies	—	—	—	—	n/a

Total operations	$10,497	$10,011	$8,416	$2,081	24.7%

Exchange rate effect			1,595

Total after exchange rate effect	$10,497	$10,011	$10,011

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs increased by $2.1 million comparing the three months ended June 30 2008 to the three months ended June 30, 2009 at constant exchange rates, primarily due to the inclusion of a full three months contribution to raw and auxiliary materials and other external costs from the Yancheng joint venture in China and our subsidiaries in Zhumadian, China and Santiago, Chile all of which we acquired during 2008/09.
•	China. The overall increase of $1.0 million is due to the inclusion of raw material costs incurred by Yancheng and Zhumadian which we acquired on April 28, 2008 and July 23, 2008, respectively. In total the costs incurred by our pre-existing Chinese operations were unchanged from their 2008/09 level.

•	Chile. Of the $0.7 million total increase, $0.6 million is attributable to Servicomunal and Servilampa, which we acquired on June 27, 2008. The remainder reflects increased prices paid for electricity by our operation in Northern Chile.

•	Indonesia. Of the overall $0.3 million increase, $0.2 million is due to increased costs of electricity and chemicals.

•	South Africa. The $0.2 million increase is due mainly to an increase in the costs of electricity and raw water.

•	United Kingdom. The $0.2 million decrease was primarily due to the reduced electricity and fuel prices incurred by our regulated business.

Staff Costs
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$3,900	$4,595	$3,563	$337	9.5%
South Africa	1,419	1,344	1,240	179	14.4%
Indonesia	341	359	311	30	9.6%
China (1)	1,544	874	882	662	75.1%
Chile (2)	455	380	321	134	41.7%
Panama (3)	—	—	—	—	n/a
The Philippines	83	86	77	6	7.8%
Holding companies	944	1,416	1,109	(165)	(14.9)%

Total operations	$8,686	$9,054	$7,503	$1,183	15.8%

Exchange rate effect			1,551

Total after exchange rate effect	$8,686	$9,054	$9,054

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Our staff costs increased by $1.2 million comparing the three months ended June 30, 2008 to the three months ended June 30, 2009 at constant exchange rates, primarily due to a full three months contribution to staff costs from the Yancheng joint venture in China and our subsidiaries in Zhumadian, China and Santiago, Chile all of which we acquired during 2008/09.
•	China. The increase of $0.7 million includes $0.5 million of staff costs related to our share of the Yancheng joint venture and Zhumadian subsidiary that we acquired on April 29, 2008 and July 23, 2008, respectively, together with a $0.1 million increase in the costs of our Hong Kong and Shanghai offices and a further $0.1 million increase spread over our four pre-existing operations in China.

•	United Kingdom. The overall increase of $0.3 million is due to a combination of the annual wage and salary review and executive bonuses.

•	South Africa. The $0.2 million increase is due to the annual wages and salary reviews for our Nelspruit and Siza Water subsidiaries together with increased staff numbers and an adjustment to medical costs for Siza Water.

•	Chile. The $0.1 million increase in staff costs is due to the contribution of Servicomunal and Servilampa, which we acquired on June 27, 2008.

•	Holding companies. The $0.2 million decrease is the result of a salary freeze at the corporate head office and smaller executive bonus payments.

Depreciation and
amortization of intangible
and tangible fixed assets and
negative goodwill
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$3,127	$4,015	$3,110	$17	0.5%
South Africa	385	336	310	75	24.2%
Indonesia	255	236	204	51	25.0%
China (1)	1,160	455	463	697	150.5%
Chile (2)	704	541	457	247	54.0%
Panama	208	199	199	9	4.5%
The Philippines	62	61	55	7	12.7%
Holding companies	42	85	83	(41)	(49.4)%

Total operations	$5,943	$5,928	$4,881	$1,062	21.8%

Exchange rate effect			1,047

Total after exchange rate effect	$5,943	$5,928	$5,928

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill increased by $1.1 million comparing the three months ended June 30, 2008 to the three months ended June 30, 2009 at constant exchange rates, primarily due to a full three months contribution to depreciation and amortization from the Yancheng joint venture in China and our subsidiaries in Zhumadian, China and Santiago, Chile all of which we acquired during 2008/09.
•	China. The $0.7 million increase is comprised of $0.5 million, which is our share of depreciation expense incurred by our Yancheng joint venture and our subsidiary in Zhumadian and $0.3 million of amortization of goodwill and other intangible assets related to Yancheng and Zhumadian. These amounts are offset in part by a $0.1 million reduction in depreciation charges for our pre-existing operations in China.

•	Chile. The $0.2 million increase reflects the contribution to depreciation and amortization expenses by our June 27, 2008 acquisitions of Servicomunal and Servilampa.

•	South Africa. The $0.1 million increase resulted from higher depreciation charges related to an increase in completed infrastructure and the additions of fixed assets.

(Profit)/Loss on disposal of
intangible and tangible fixed
assets
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$1,235	$794	$615	$620	100.8%
Chile (1)	—	14	12	(12)	n/a

Total operations	$1,235	$808	$627	$608	97.0%

Exchange rate effect			181

Total after exchange rate effect	$1,235	$808	$808

(1)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.
Our profit on disposal of intangible and tangible fixed assets increased by $0.6 million comparing the three months ended June 30, 2008 to the three months ended June 30, 2009 at constant exchange rates.
•	United Kingdom. The $0.6 million increase is due to proceeds received for assets which are no longer required in the business, including in the disposal of a harbor during the three months ended June 30, 2009.

Other operating charges
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$2,832	$3,361	$2,606	$226	8.7%
South Africa	597	646	596	1	0.2%
Indonesia	351	334	289	62	21.5%
China (1)	744	614	621	123	19.8%
Chile (2)	546	378	319	227	71.2%
Panama (3)	1,289	1,188	1,188	101	8.5%
The Philippines	38	98	87	(49)	(56.3)%
Holding companies	976	558	456	520	114.0%

Total operations	$7,373	$7,177	$6,162	$1,211	19.7%

Exchange rate effect			1,015

Total after exchange rate effect	$7,373	$7,177	$7,177

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Other operating charges in the three months ended June 30, 2009 increased by $1.2 million compared to the three months ended June 30, 2008 at constant exchange rates.
•	Holding Companies. The $0.5 million increase is comprised of $0.2 million for audit fees, $0.2 million for consultancy and $0.1 million in respect of tax advisors

•	Chile. The $0.2 million increase is the result of including the contribution to other operating charges from Servicomunal and Servilampa, which we acquired on June 27, 2008.

•	United Kingdom. The principal component of the overall $0.2 million increase relates to consultancy costs.

•	China. Of the overall increase of $0.1 million, approximately half represents the contribution to other operating charges made by Yancheng and Zhumadian, which we acquired on April 29, 2008 and July 23, 2008, respectively. The remainder of the increase arises from our Hong Kong head office and relates to a combination of professional fees and travel expenses.

•	Panama. The $0.1 million increase represents the inter-period balancing of management fees payable under the operation and maintenance agreement with Biwater.

•	Indonesia. The main component of the overall increase of $0.1 million is the cost of providing for bad and doubtful debts

Interest (expense)/income
and exchange rate results
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$833	$(1,998)	$(1,549)	$2,382	n/a
South Africa	(200)	(130)	(120)	(80)	(66.7)%
Indonesia	4	(4)	(4)	8	n/a
China (1)	(40)	43	43	(83)	n/a
Chile (2)	37	(352)	(298)	335	n/a
Panama	(82)	(136)	(136)	54	39.7%
The Philippines	(5)	8	7	(12)	n/a
Holding companies	(505)	(195)	(193)	(312)	(161.7)%

Total continuing operations	$42	$(2,764)	$(2,250)	$2,292	n/a

Discontinued operations — Mexico (3)	—	7	6	(6)	n/a

Exchange rate effect			(513)

Total after exchange rate effect	$42	$(2,757)	$(2,757)

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.

(3)	Represents results of the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our interest (expense)/income and exchange rate results changed by $2.3 million comparing the three months ended June 30, 2008 to the three months ended June 30, 2009 at constant exchange rates.
•	United Kingdom. Our U.K. subsidiary received a credit of $1.7 million in the three months ended June 30, 2009 compared to a charge of $1.0 million during the three months ended June 30, 2008 in respect of indexation of its long-term debt facility by reference to the U.K. retail price index. During the three months ended June 30, 2009 the U.K. retail price index has been negative. This net saving of interest expense of $2.7 million, together with the benefit of lower variable interest rates of $0.1 million is offset by lower interest income on cash balances of $0.2 million and lower amounts of interest capitalized on construction-in-progress amounting to $0.3 million

•	Chile. The decreased net expense of $0.3 million is largely due to the effects of converting certain monetary assets and liabilities between the Chilean Peso and the Unidades de Fomento (UF) for financial reporting purposes.

•	Holding companies. The $0.3 million increase is primarily due to the amortization of costs incurred when extending the corporate debt facility in June 2008, which accounts for $0.1 million, increased cost of servicing the larger debt drawn down following the June 2008 extension of the revolving facility, which adds a further $0.1 million and lastly another $0.1 million of increase is the result of lower cash balances earning a smaller amount of interest income.

Taxation
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

Operating companies	$(3,078)	$(2,843)	$(2,377)	$(701)	(29.5)%
Holding companies	67	(224)	(274)	341	n/a

Total operations	$(3,011)	$(3,067)	$(2,651)	$(360)	(13.6)%

Exchange rate effect			(416)

Total after exchange rate effect		$(3,067)	$(3,067)

The overall effective tax rates for the three months ended June 30, 2008 and the three months ended June 30, 2009 were 34.7% and 31.1%, respectively. The change in effective tax rates was significantly influenced by:
•	Holding companies. During our fiscal year ended March 31, 2009 we communicated our intention to address aspects of the underlying inefficiencies within our tax structure, which manifest themselves in terms of the consolidated effective tax rate at levels considerably higher than the statutory rates of 25.5% and 28% in The Netherlands and United Kingdom, respectively. We took steps towards realizing this intention during the fourth quarter of the prior year that have contributed to the decrease in the consolidated effective tax rate reported for Q1 of 2009/10 compared with the same three month period of last year.

•	United Kingdom. The U.K. subsidiary, which accounts for the largest component of the group’s tax charge incurred tax at an effective of 28.6% in the three months ended June 30, 2009 compared to 28.4% in the prior period.

•	Indonesia. Our effective tax rate for the three months ended June 30, 2009 has also benefited from a reduction in the standard rate of profit tax in Indonesia from 30% to 28% which was effective from January 1, 2009.

Minority interest
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

South Africa	$(52)	$(160)	$(148)	$96	64.9%
China	(114)	(111)	(113)	(1)	(0.9)%

Total	$(166)	$(271)	$(261)	$95	36.4%

Exchange rate effect			(10)

Total after exchange rate effect	$(166)	$(271)	$(271)

Minority interests decreased by $0.1 million primarily due to the purchase of the 10% minority interest in our Nelspruit subsidiary in South Africa in August 2008 and the lower post-tax result of Siza Water.

Net profit
Dutch GAAP

			Three months ended		Percentage change
	Three months ended	Three months ended	June 30, 2008 at	Change 2008-2009 at	2008-2009 at
	June 30, 2009 as	June 30, 2008 as	constant exchange	constant exchange	constant exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$5,252	$4,282	$3,321	$1,931	58.1%
South Africa	672	791	730	(58)	(7.9)%
Indonesia	618	920	800	(182)	(22.8)%
China (1)	209	323	338	(129)	(38.2)%
Chile (2)	858	(187)	(158)	1,016	n/a
Panama	929	1,374	1,374	(445)	(32.4)%
The Philippines	275	292	262	13	5.0%
Holding companies	(2,317)	(2,303)	(1,980)	(337)	17.0%

Total continuing operations	$6,496	$5,492	$4,687	$1,809	38.6%

Discontinued operations — Mexico (3)	—	10	8	(8)	n/a

Exchange rate effect			807

Total after exchange rate effect	$6,496	$5,502	$5,502

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the three months ended June 30, 2008 and for the three months ended June 30, 2009. The results of operations of Zhumadian are included for the three months ended June 30, 2009.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended June 30, 2009.

(3)	Represents results of the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
For the reasons set forth above, our net profit at constant exchange rates has increased by $1.8 million.

Liquidity and capital resources
The following table summarizes our cash flows for the three months ended June 30, 2009 and 2008.
 Dutch GAAP

	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)

Cash flow from (used in) operating activities	$16.8 million	$21.4 million

Cash flow from (used in) investing activities	$(14.8) million	$(48.0) million

Cash flow from (used in) financing activities	$0.6 million	$43.3 million

Operating activities
Operating cash flow decreased by $4.6 million during the three months ended June 30, 2009 relative to the three months ended June 30, 2008 due to a $3.4 million decrease in net profit after adjusting for non-cash items and working capital movements together with a $1.2 million increase in net interest and tax payments. Significant among the above mentioned non-cash items is the indexation of our regulated UK business’s long-term facility, which accounts for $2.7 million of the overall movement. See interest (expense)/income and exchange rate results above.
Investing activities
Cash flow used in investing activities decreased by $33.2 million during the three months ended June 30, 2009, relative to the three months ended June 30, 2008. This decrease reflects the $40.3 million cash outflow used in acquiring our share of the Yancheng joint venture in China and our subsidiaries Servicomunal and Servilampa in Chile during the three months ended June 30, 2008 and a $0.5 million favorable change in the movements of our restricted cash balances. These movements were partially offset by a $7.6 million increase in cash used to purchase tangible fixed assets net of proceeds from disposals of tangible fixed assets. Of the $7.5 million increased purchases of tangible fixed assets approximately $6.2 million relates to our Zhumadian subsidiary, in connection with the construction of a new water treatment plant that is expected to be commissioned during 2009/10.
Financing activities
Overall, net cash inflow from financing activities decreased by $42.7 million during the three months ended June 30, 2009 compared to the three months ended June 30, 2008. This decrease primarily resulted from a net $0.6 million cash inflow from debt finance compared to $41.6 million in the comparative three month period. Furthermore, $2.0 million of cash was generated by our subsidiary, China Water, issuing shares to its 13% minority shareholder in the three months ended June 30, 2008. In addition, $0.2 million more cash was used in settling bank overdrafts during the three months ended June 30, 2009 compared to the same period of the previous year. These movements were partially offset by a $0.4 million reduction in distributions to minority shareholders during the three months ended June 30, 2009 compared to the same period of the previous year.

Capital expenditures
Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. In our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue on our balance sheet.
Our total investment in tangible fixed assets relating to continuing operations for the three months ended June 30, 2009 and 2008 were as follows:
Dutch GAAP

	Three months ended	Three months ended
	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)

Total investment in tangible fixed assets(1)	$14.7 million	$8.2 million

Contributions receivable(2)	$1.9 million	$1.8 million

Total investment in tangible fixed assets, net	$12.8 million	$6.4 million

(1)	Before deduction of any relevant contributions from third parties.

(2)	Contributions to capital expenditure received in the form of cash or assets.
Our 51% owned Zhumadian subsidiary, acquired on July 23, 2008, has continued with a significant infrastructure project which was commenced prior to our acquisition of a share in the business and that will materially expand its water treatment capacity. During the three months ended June 30, 2009 approximately $6.2 million was invested in this project. The overall investment is being funded by a combination of external and shareholder loans.
With the exception of Zhumadian the most significant investments in tangible fixed assets during the period ended June 30, 2009 were made by our U.K. subsidiary and our Indonesian joint venture in the amounts of $3.6 million ($3.2 million net of contributions) and $2.8 million ($2.8 million net of contributions), respectively. The corresponding investments in tangible fixed assets made by these subsidiaries during the three months ended June 30, 2008 were $5.1 million ($4.4 million net of contributions) and $0.6 million ($0.6 million net of contributions), respectively.
Credit arrangements and loan facilities
On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, $20 million was a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a $10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The term of this facility was due to come to an end on March 31, 2010 but was replaced by an amended and restated facility from June 12, 2008 as described below.
The amended and restated facility agreement entered into on June 12, 2008 with HSBC Bank Plc increased our existing revolving credit facility from $30 million to $70 million. Of this amount, (a) $60 million was a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continued to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bore interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 1.25% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 2.0:1 up to 2.00% per annum if that ratio is greater than 3.0:1. The amended and restated facility was due to end on March 31, 2010 but on June 26, 2009 was replaced with an amended and restated facility for the same amount. The revolving loan facility now bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 2.50% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 2.0:1 up to 4.50% per annum if that ratio is greater than 3.5:1. The amended and restated facility is due to come to an end on June 30, 2011.
As at June 30, 2009 we had drawn down the full $60 million available under the revolving loan facility.
Off-balance sheet arrangements
We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
We have caused letters of credit to be issued in the amount of GBP 8.6 million (USD 14.2 million) as at June 30, 2009 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 and based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million, the trustees have agreed to reduce the letter of credit to GBP 7.1 million (USD 11.7 million).
Quantitative and qualitative disclosure of market risk
Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenue, expenses, assets and liabilities are translated from local currencies to U.S. Dollars. In addition, as of June 30, 2009 53% of our long term debt was denominated in British Pound sterling and the remaining 47% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling and other currencies when we settle these debt obligations.
Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings.
As of June 30, 2009, $120.9 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.

Commodity price risk
Electrical power is a key input cost to our business. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. As at June 30, 2009, our U.K. project company has contracted with its energy supplier such that a significant portion of its electricity needs for the period ending September 30, 2009 has now been purchased at prices already agreed. Furthermore,the U.K. project company has entered into a new three year arrangement from October 2009 that will afford it opportunities to procure electricity in an efficient manner by reference to prevailing wholesale prices, but with costs which will be capped by reference to current prevailing wholesale prices.
Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2008 edition of the Dutch Accounting Standards, the effects of which on the Company’s accounting policies have been considered by the directors:
Subsequent events — If the balance sheet is prepared before profit appropriation, then any dividends to be paid on preferred shares and any additions to the legal reserves will not be deducted from the share premium reserve or other reserves, but rather presented separately as a (negative) part of the equity. DAS 160);
Mergers and acquisitions — The option to recognize the part of negative goodwill that has no relation to expected losses corresponding to the chosen handling of positive goodwill, directly to equity or the result, is no longer applicable. Only the amount by which this part of goodwill exceeds the fair value of the identified non-monetary assets can be recognized directly to the result. (DAS 216);
Work in progress — This Standard is fully revised. Although the changes with respect to the contents are small, it is expressed more clearly that work in progress is not a part of inventory, but should be presented as a separate line item between inventory and receivables. This balance sheet item is the result of the recognition of project revenues and —costs in the income statement. The new standard also better connects to the recognition of revenues from rendering of services according to standard 270 Profit and loss statement. Under certain conditions the new Standard 221 is also applicable to property development. (DAS 221);
Share based payments — Up to edition 2007, the standards contain limited conditions with regard to share option plans for personnel. The new standard 275 deals with share based payments for personnel as well as other share based payments. Detailed guidance on recognition, presentation and disclosure of these payments is included. (DAS 275); and
Changes in Dutch Accounting Standard 271 on pensions — ‘RJ-Uiting 2008-6’ on changes in Dutch Accounting Standard 271 (RJ271.3) with regard to pension accounting has been published on December 22, 2008. The ‘Uiting’ contains the text of RJ271.3 including the changes that have been proposed earlier in ‘RJ-Uiting 2008-3’. The ‘Uiting’ announces that late January 2009 a new draft standard on pension accounting will be published. This draft standard will mean an important change in pension accounting. The pension obligations of an entity towards an employee will be the basic principle for pension accounting and the distinction between defined contribution and defined benefit plans will disappear.
These standards will become mandatory for the Company’s financial year ending March 31, 2010 with the exception of the changes to Dutch Accounting Standard 271 on pensions which will become mandatory for the Company’s financial year ending March 31, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V. (Registrant)
By:	/s/ Stephane Richer
Stephane Richer
Chief Executive Officer

By:	/s/ Steve Hollinshead
Steve Hollinshead
Chief Financial Officer

Date: August 10, 2009